UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orexigen Therapeutics, Inc.

File No. 001-33415 - CF#36649

Nalpropion Pharmaceuticals, Inc. (the assignee of Orexigen Therapeutics, Inc. with respect to the Exhibits) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on March 13, 2014 and Form 10-Q filed on August 7, 2015.

Based on representations by Nalpropion Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.34	10-K	March 13, 2014	through August 10, 2021
10.1	10-Q	August 7, 2015	through August 10, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary